List of Figures Figure 3-1: Location of Tshepong North in the Free State Goldfield ............................................................................ 8 Figure 3-2: Mineral Tenure for Tshepong North .......................................................................................................... 9 Figure 5-1: Graph of Past Production – Tonnes and Grade .......................................................................................... 13 Figure 5-2: Graph of Past Metal Production ................................................................................................................. 13 Figure 6-1: Regional Geology of the Witwatersrand Basin ........................................................................................... 15 Figure 6-2: Simplified stratigraphy of the Free State Goldfield .................................................................................... 16 Figure 6-3: Structural Geology of the Free State Goldfields ......................................................................................... 18 Figure 6-4: Tshepong North Cross Section ................................................................................................................... 19 Figure 7-1: Location of Channel Samples Collected from the Basal Reef ..................................................................... 24 Figure 7-2: Location of Channel Samples Collected from the B Reef ........................................................................... 25 Figure 7-3: Location of Surface and Underground Drill Holes on the Basal Reef ......................................................... 27 Figure 7-4: Location of Surface and Underground Drill Holes on the B Reef ............................................................... 28 Figure 11-1: Tshepong North Basal and B Reef Geozones ........................................................................................... 44 Figure 11-2: Tshepong North Basal Reef and B Reef Estimation Results ..................................................................... 46 Figure 11-3: Location and Classification of Tshepong North Mineral Resources and Mineral Reserves for the Basal Reef ............................................................................................................................................................................... 50 Figure 11-4: Location and Classification of Tshepong North Mineral Resources and Mineral Reserves for the B Reef ............................................................................................................................................................................... 51 Figure 13-1: Schematic Representation of the SGM Sequence .................................................................................... 58 Figure 13-2: Tshepong North LOM Plan ....................................................................................................................... 62 Figure 13-5: Graph of Tshepong Mine LOM Plan – Tonnes and Grade ........................................................................ 63 Figure 13-6: Graph of Tshepong Mine LOM Plan – Gold Produced (oz) ...................................................................... 63 Figure 13-7: Tshepong North Shaft and Underground Infrastructure .......................................................................... 66 Figure 14-1: Schematic Flow Diagram of the Metallurgical Process ............................................................................ 69 Figure 14-2: Graph of Tshepong North Historical Recovery Factor (18 month actual) ................................................ 71 Figure 15-1: Tshepong North Surface Layout and Infrastructure ................................................................................. 73 Figure 15-3: Tshepong Detailed Surface Infrastructure ............................................................................................... 74 Figure 15-5: Harmony One Plant Detailed Surface Infrastructure ............................................................................... 75 Figure 16-1: Graph of Annual Gold Price History – ZAR/kg .......................................................................................... ## Figure 16-2: Graph of Consensus View of Forecast Gold Price .................................................................................... ## Figure 19-1: Graph of Consensus ZAR : USD Exchange Rate Forecast .......................................................................... 92 Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 vii List of Tables Table 1-1: Summary of Tshepong Mineral Resources as at 30 June 2023 (Exclusive of Mineral Reserves) ................. 2 Table 1-2: Summary of Tshepong Mineral Reserves as at 30 June 2023 ...................................................................... 3 Table 1-3: Summary of Capital Cost Estimate for Tshepong North .............................................................................. 4 Table 1-4: Summary of Operating Cost Estimate for Tshepong North ......................................................................... 4 Table 1-5: Status of Environmental Permits and Licences ............................................................................................ 5 Table 2-1: QP Qualification, Section Responsibilities and Personal Inspections .......................................................... 6 Table 3-1: Summary of Mining Rights for Tshepong North ........................................................................................... 7 Table 5-1: Summary of Historical Ownership Changes and Activities of Tshepong North ........................................... 11 Table 5-2: Summary of the Previous Tshepong Mineral Resources as at 30 June 2022 (Exclusive of Mineral Reserves) ....................................................................................................................................................................... 12 Table 5-3: Summary of the Previous Tshepong Mineral Reserves as at 30 June 2022 ................................................. 12 Table 7-1: Summary of Surface and Underground Drilling for Tshepong ..................................................................... 29 Table 7-2: Drill hole Acceptance Criteria ....................................................................................................................... 29 Table 7-3: Summary of Recent Tshepong Underground Drill Holes Intersecting the Basal Reef ................................. 32 Table 7-4: Summary of Recent Tshepong Underground Drill Holes Intersecting the B Reef ....................................... 33 Table 8-1: Summary of Harmony Assay Laboratory SRM Performance for Tshepong ................................................. 36 Table 11-1: Global Statistics for Basal and B Reef ......................................................................................................... 42 Table 11-2: Capping Values by Reef and Geozone ........................................................................................................ 45 Table 11-3: Harmony Economic Assumptions (30 June 2023) ...................................................................................... 48 Table 11-4: Summary of the Phakisa Mineral Resources as at 30 June 2023 (Exclusive of Mineral Reserves) ............ 51 Table 11-5: Summary of Tshepong Mineral Resources as at 30 June 2023 (Exclusive of Mineral Reserves) .............. 52 Table 12-1: Tshepong Modifying Factors Used for Mineral Reserve Determination ................................................... 54 Table 12-2: Summary of Tshepong Mineral Reserves as at 30 June 2023 ................................................................... 54 Table 13-1: Tshepong Mine Design Parameters ........................................................................................................... 59 Table 13-2: Tshepong Mine Mining Personnel .............................................................................................................. 65 Table 14-1: Key Design Parameters and Equipment Specifications .............................................................................. 70 Table 14-2: Harmony One Plant Consumables .............................................................................................................. 70 Table 14-3: Harmony One Plant Personnel ................................................................................................................... 70 Table 16-1 Consensus View of Forecast Gold Price USD/Ounce ................................................................................... 81 Table 16-2: Material Contracts ...................................................................................................................................... 83 Table 17-1: Status of Environmental Permits and Licences .......................................................................................... 86 Table 17-2: Mine Closure Liability ................................................................................................................................. 87 Table 17-3: Rehabilitation Assurance ............................................................................................................................ 87 Table 18-1: Summary of Capital Cost Estimate for Tshepong North ............................................................................ 90 Table 18-2: Summary of Operating Cost Estimate for Tshepong North ....................................................................... 90 Table 19-1: Conversions Used in Gold Price Calculations ............................................................................................. 91 Table 19-2: ZAR:USD Exchange Rate Performance (June 2020 – June 2023) ............................................................... 92 Table 19-3A Consensus ZAR : USD Exchange Rate Forecast ......................................................................................... 93 Table 19-3B Average Gold Price in ZAR/kg based on the Consensus Averages ............................................................ 93 Table 19-3:19-3C: Key Economic Assumptions and Parameters for Tshepong North Cash Flow ................................. 94 Table 19-4A: Tshepong North Cash Flow (LoM)(LOM) .................................................................................................. 97 Table 19-4B: Tshepong North Cash Flow Mineral Reserves .......................................................................................... 97 Table 19-5A: Gold Price Sensitivity Analysis (LoM)(LOM) ............................................................................................. 99 Table 19-5B: Gold Price Sensitivity Analysis Mineral Reserves ..................................................................................... 99 Table 19-6A: Total Operating Cost Sensitivity Analysis (LoM)(LOM) ............................................................................ 99 Table 19-6B: Total Operating Cost Sensitivity Analysis Mineral Reserves .................................................................... 99 Table 19-7A: Gold price, Operating Costs, and Production Variation Sensitivity Analysis (LoM) ................................. Table 19-7B: Gold price, Operating Costs, and Production Variation Sensitivity Analysis Reserves ............................ # Table 25 1: Other Specialists ......................................................................................................................................... 106 Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 viii Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 ix Table 1-2: Summary of Tshepong North Mineral Reserves as at 30 June 2023 1-5 METRIC Mineral Reserve Category Tonnes (Mt) Gold Grade (g/t) Gold Content (kg) Proved 2.997 4.79 14 341 Probable 0.766 5.73 4 390 Total (Proved + Probable) 3.763 4.98 18 731 IMPERIAL Mineral Reserve Category Tons (Mt) Gold Grade (oz/t) Gold Content (Moz) Proved 3.303 0.140 0.461 Probable 0.845 0.167 0.141 Total (Proved + Probable) 4.148 0.145 0.602 Notes: 1. The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The Qualified Person responsible for the estimate is Mr A Louw, who is Ore Reserve Manager at Tshepong North, and a Harmony employee. 2. Tonnes, grade, and gold content are declared as net delivered to the mills. 3. Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures. 4. Gold content has not taken metallurgical recovery factors into account. 5. Mineral Reserves are reported using a cut-off grade of 800cmg/t determined using a gold price of USD1,582/oz gold. In the opinion of the QP, given that Tshepong North is an established operation, the modifying factors informing the Mineral Reserve estimates would at a minimum, satisfy the confidence levels of a Pre-Feasibility Study. The declared Mineral Reserves are depleted to generate Tshepong North cash flows. The economic analysis of the cash flows displays positive results and are deemed both technically and economically achievable. Capital and Operating Cost Estimates The capital cost estimates for Tshepong North is determined at a corporate level, using the business plan as the basis. The capital costs are associated with major equipment outside the main operating sections which is termed abnormal expenditure (“AE”), infrastructure development, as well as ongoing capital development (“OCD”). Costs associated with the Mining Charter Compliance (“MCC”), as per South Africa’s Social Labour Plan (“SLP”) requirements are also included in the capital estimates. The capital costs are presented in Table 1-3. for the LOM business plan and for Mineral Reserves. The operating cost estimates for Tshepong North are categorised into direct and total costs. The operating cost estimates are shown in Table 1-4. for the LOM business plan and for Mineral Reserves. The capital and operating costs are reported in ZAR terms and on a real basis. The economic analysis, including the capital and operating costs are reported for the period comprising financial year (“FY24”) July – June. Both, the capital and operating estimates are accounted for in the economic analysis of Tshepong North. The results of the economic analysis demonstrate positive returns over the LOM and for Mineral Reserves. Permitting Requirements The permits held by Tshepong North are presented in Table 1-5. Tshepong North have the necessary valid permits, administered and managed by various departments, and do not require any additional permits to continue with their mining operations, except for the application which have been submitted to amend the Water Use Applications. An application to renew and amend water use licence was submitted to the respective regulator. The approval for WULA is pending at the effective date of this TRS. Based on current industry norms, a realistic timeframe to obtain relevant authorisations is estimated between 12 and 18 months. There is no material litigation (including violations or fines) against the Company as at the date of this report which threatens its mineral rights, tenure, or operations. Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 3

Technical Report Summary for
Tshepong North, Free State Province, South Africa

Conclusions

~~Under~~The QP's opinion is that the mine plan is achievable under the set of assumptions and parameters used in this TRS~~;~~. Tshepong North show a positive cash flow over the ~~life-of-mine which supports the Mineral Resource and~~life of mine ("LOM") and for the Mineral Reserve estimates. ~~The mine plan is achievable under the set of assumptions and parameters used.~~

Recommendations

The gold output can be optimised through improvement of quality of mining and this will result in achieving planned shaft call factor. This impact will be realised through our currently implemented Business Initiative programme that will look at driving quality of mining through measures such as in-stope water controls and better fragmentation during blasting to contain the gold.

Table 1-3: Summary of Capital Cost Estimate for Tshepong North

Capital Cost Element (ZAR'000s)	Total LOM (FY2024 - FY2030)	Mineral Reserves (FY2024 - FY2030)
AE	**155 828**	**155 828**
Shaft Projects	**65 404**	**65 404**
Major Projects	**55 635**	**55 635**
Total	**276 867**	**276 867**
OCD	**1 268 339**	**899 781** ~~1 268 339~~
Total (including OCD)	**1 545 206**	**1 176 648** ~~1 545 206~~

Table 1-4: Summary of Operating Cost Estimate for Tshepong North

Effective Date: 30 June 2023

4

Technical Report Summary for
Tshepong North, Free State Province, South Africa

Operating Cost Element (ZAR'000)	Total LOM ~~(FY2023~~(FY2024 - FY2030)	Mineral Reserves ~~(FY2023~~(FY2024 - FY2030)
~~Mining~~Wages - Payroll 1	3 508 543	2 680 951
	~~13 773 029~~	~~13 773 029~~
~~Services~~Wages - Payroll 2	5 380 550	4 224 181
	~~4 060 125~~	~~4 060 125~~
~~Medical Hub / Station~~Stores and Materials	2 893 397	2 234 845
	~~768 026~~	~~768 026~~
~~Engineering~~Electric Power and Water	3 197 141	2 386 813
	~~12 058 587~~	~~12 058 587~~
~~Workshops~~Outside Contractors	1 209 572	992 963
	0	0
~~Plant~~Other	650 452	385 689
	0	0
Direct Costs	**16 839 655**	**12 905 442**
Refining charge allocation	52 971	37 728
Assay cost allocation	89 200	64 508
Hostel cost allocation	(141 131)	(80 031)
Treatment cost allocation	887 713	643 299
Rail transport allocation	47 939	34 668
Sampling Cost Allocation	783	566
~~Total Direct Costs~~Re-allocated costs	**937 475**	**700 737**
	~~30 659 766~~	**~~30 659 766~~**
Mine Overheads Re-allocated	832 729	631 007
	~~1 580 186~~	~~1 580 186~~
~~Royalties~~Total	**18 609 859**	**14 237 186**
	~~427 725~~	**~~427 725~~**
~~Ongoing Capex~~	~~1 268 339~~	~~1 268 339~~
~~Total Cost~~	**~~33 936 016~~**	**~~33 936 016~~**

Table 1-5: Status of Environmental Permits and Licences

Permit / Licence	Reference No.	Issued By	Date Granted	Validity
Environmental Management Programme	FS 30/5/1/2/3/2/1(84)EM	DMRE	16-Apr-10	LOM
Environmental Management Updated	FS 30/5/1/2/2/84MR	DWAFEC	Pending Approval Submitted in 2019	LOM
Water Permit 936B. Harmony. Free State Geduld Mines. Discharge of untreated effluents	B33/2/340/31	DWAFEC	02-Apr-81	LOM
Water Permit 870B. Harmony. Discharge of untreated effluents.	B33/2/340/25	DWAFEC	27-May-91	LOM
Water Permit 1214N. Free State Consolidated Gold Mine. Tshepong, Freddie's and Phakisa shafts.	B33/2/340/12	DWAFEC	Not indicated.	LOM

Notes: DWAFEC - Department of Water Affairs, Forestry and Environmental Conservation, DWA - Department of Water Affairs.

Effective Date: 30 June 2023

5

Technical Report Summary for
Tshepong North, Free State Province, South Africa

Figure 6-1: Regional Geology of the Witwatersrand Basin


Pretoria
Johannesburg
Welkom
Bloemfontein
Durban
Cape Town
N
Witpoortjie Break
JHB Dome
Boksburg Gap
Randfontein
Bank Break
Carletonville
Springs
Evander
Devon Dome
Western Domes
Potchefstroom Gap
Potchefstroom
Klerksdorp
Vredefort
Vredefort Dome
Bothaville Gap
De Bron Fault
Kroonstad
Tshepong Operations
Welkom
Virginia
Bethlehem
Harrismith
Bloemfontein
Towns
Witwatersrand Supergroup:
Central Rand Group
West Rand Group
Dominion Group
Archaean granite and greenstone
Major fault
Major Goldfields
1 Evander
2 East Rand
2a South Rand
3 Central Rand
4 West Rand
4a West Rand South
5 West Wits
5a Eastern Section
5b Carltonville
6 Klerksdorp
7 Welkom

Effective Date: 30 June 2023

15

Technical Report Summary for
Tshepong North, Free State Province, South Africa

~~The B Reef at Phakisa is located about 170m stratigraphically above the Basal Reef and varies in thickness from 30cm to 170cm. The conglomerate varies in character depending on the facies, with B1 being a small to medium pebble conglomerate and usually no more than 30cm thick with abundant carbon. The B2 facies is a small pebble lag in an argillaceous quartzite, with little to no mineralisation. B3 facies is a 20 to 150cm thick conglomerate, mature, well packed, with pebble sizes varying from small to cobble size, very polymictic, normally with abundant pyrite and some carbon. This is the most common facies~~

Effective Date: 30 June 2023

20

The B Reef at Phakisa is located about 170m stratigraphically above the Basal Reef and varies in thickness from 30cm to 170cm. The conglomerate varies in character depending on the facies, with B1 being a small to medium pebble conglomerate and usually no more than 30cm thick with abundant carbon. The B2 facies is a small pebble lag in an argillaceous quartzite, with little to no mineralisation. B3 facies is a 20 to 150cm thick conglomerate, mature, well packed, with pebble sizes varying from small to cobble size, very polymictic, normally with abundant pyrite and some carbon. This is the most common facies. 6.3.3 Structure At Tshepong, the Dagbreek Fault that strikes north-south bisects the mine into western and eastern domains. The shaft infrastructure itself is situated largely within the zone of fault loss associated with the Dagbreek Fault (Figure 6-3 and Figure 6-4). The fault has a variable down throw to the west of approximately 350m, with no significant lateral displacement. It is interpreted as an early compressional structure that has experienced later Platberg age relaxation and subsequent extension. Reef in the eastern domain dips to the east at an average of 23° and extends from 55 Level (1,674m depth) to 66 Level (2,010m depth), which is the lowest working level of the Main shaft. Tshepong is currently developing the Sub 71 Decline Capital Project, which extends access down dip to 75 Level (2,286m depth), the lowest planned working level of the Sub 71 Decline Project. Relative to the eastern domain, the western domain at Tshepong is more structurally deformed. This is prevalent to the north where major block rotation has occurred resulting in the reef dipping to the west. The structural complexity of this western domain necessitates an intensive, ongoing drilling programme to locate fault bounded reef blocks. A second structural family of faults and dykes occurs on a NW-SE trend and are thought to be conjugate to and thus of a similar age to the Dagbreek Fault system, but this direction of faults tends to be associated with lateral shifts. Many faults shown signs of lateral displacement, but the amount of this displacement is often difficult to determine. These faults are typically oriented between N-S and NNW-SSE. Maximum displacement identified thus far is approximately 200m on the Thelma Fault. At Phakisa, there are several major faults and dykes present interpreted from surface drill holes and intersected in the development and stoping. Among these are the Enrico, Zero, Zindaba, Eland and Savannah Dykes, as well as the Southern and Phakisa Faults. The easterly limit of the ore body is not clearly defined but appears to cut off at approximately 3,000m below surface on a major component of the north-south striking Arrarat Fault. Two principal age-based divisions in Phakisa’s intrusive structures have been identified, namely; Ventersdorp and post-Ventersdorp eras. Various subdivisions within each of these two categories have also been observed. Yellow porphyry, acicular and quartz diorite dykes are found in the Ventersdorp suite of intrusives, while Karoo dolerites and lamprophyres occur in the post-Ventersdorp suite of intrusives. These intrusives tend to utilise any plane of weakness in their passage. It is therefore not unusual to find an intrusive infill along the various fault planes and other faults within the mine area. Accompanying gouge material, showing slicken- siding along the contacts of the intrusions, indicates that movement has taken place after these rocks were intruded. 6.4 Mineralisation The gold mineralisation in the Witwatersrand deposits is believed to have followed an episode of deep burial, fracturing and alteration. The mineralisation model is that Archean gold bearing hydrothermal fluid was introduced into the conglomerates and circulated throughout in hydrothermal cells. The fluids precipitated gold and other elements through reactions that took place at elevated temperatures along the reef horizons, which was the more favourable fluid conduit. The generic mineralisation model for Tshepong North Basal Reef is based on structurally controlled fluid flow within a conglomerate hosted lithology. Fluid flow is dependent on the permeability of the host rock mass Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 21 individual drill holes at inclinations ranging from -15° to +30° of vertical, or as dictated by local geological structures. 7.6.2 Collar and Downhole Surveys The drill holes used for reef delineation at Tshepong North are surveyed to confirm both collar position and trajectory. Drill hole collar and downhole surveys are conducted on long inclined borehole (“LIBs”) or long vertical boreholes (“LVBs”), as well as on most of the groundwater boreholes (“GBH”) and dewatering boreholes (“DBH”) drilled on the mine. Surveying of exploration drill holes at Tshepong is outsourced to Digital Surveying (Pty) Limited. All underground drill hole surveys are conducted using an Electronic Multishot Survey instrument. Downhole surveys are conducted on all LIB/LVB drill holes for verification purposes, and the results are submitted together with the primary survey data used to determine the drill hole trajectories and are checked for quality and then captured on Microsoft ExcelTM and transferred to DatamineTM database. At Phakisa, exploration holes are normally not surveyed as the maximum length of the holes are 120m and stabilisers are used to minimise the risk of deflections. LIBs drilled for the Phakisa Sub 75 Capital Project and the B reef initial drilling project before footwall development was established were all surveyed, including the deflections. All records received from the survey company are checked for quality and then captured and stored in the electronic databases. 7.6.3 Logging Procedures Upon arrival at the core yard located on-site, drill core is marked at every meter interval. The core is then orientated so that the low point of bedding is coincident with the edge of the angle iron. The cut line is defined by the low point of the bedding at the base of the reef zone, when viewed as per convention, from left to right in the direction of increasing depth, is drawn parallel to the core. The core is then rotated through 90° and a yellow line was then drawn parallel to the core, to define the retention half core. All drill cores are photographed prior to logging and sampling. The geologist conducts the core logging. Drill core logging is quantitative and qualitative. The following information is recorded: • lithology; • packing density; • roundness; • sorting; • contact type, grain/pebble size; • sediment maturity; and • mineralisation; and alteration. The geologist responsible for logging the core stores the original paper record. Core logging is also stored electronically using both DeswikTM and DatamineTM software. Internal peer reviewing is undertaken on the interpretation of the stratigraphy and spatial correlation of drill holes. Observations are captured on the diamond drilling database by geologists. The logs are checked by the Senior Geologist prior to sampling. Logging procedures are conducted as per the Harmony company standards, which are used on all underground mines and are best practice and have been in place since 2001. 7.6.4 Drilling Results The location of the underground drill holes intersecting the Basal and B reefs are presented in Figure 7-3 and Figure 7-4. Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 30 With over 182,862 Basal Reef and B Reef samples having been taken since 2003, the results indicated various geological information regarding facies, depositional environment and grades which is useful in identifying and delineating areas of economic interest. The results have, however, been included into the geological modelling and Mineral Resource estimation process. The recent Basal Reef and B Reef underground drilling results for Phakisa are summarised in Table 7-4 and Table 7-5. A total of 32 underground drill holes were drilled in 2022 which included 29 Basal Reef intersections, two Leader Reef (minor reef) and a single B Reef intersection. A total of 230 underground drill holes were drilled in 2023. The Basal Reef and B Reef underground drilling results for Tshepong for 2022 are summarised in Table 7-3 and Table 7-4. 7.6.5 Core Recovery Upon delivery to the core yard, and prior to logging and sampling, the drill core is checked to ensure 100% core recovery. Core recovery is determined by dividing the measured length of the recovered core by the total length of the core run. An intersection is complete and representative if core recovery is greater than 99%. Drillholes with poor recovery are not sampled. Extra caution is taken during the drilling process to ensure maximum core recovery on reef intersections, to prevent sample bias. Reef intersection “acceptability” is categorised as per the criteria summarised in Table 7-2 and is determined by geologists based on, amongst others, drill core condition and faulting. The acceptability is verified for each reef intersection before the assay results are used for Mineral Resource estimation. 7.6.6 Sample Length and True Thickness Mineralisation of the reefs is perpendicular to or at an angle to the drill holes. As such, all drill hole reef intersection widths are corrected to true thickness for gold value calculation. 7.7 Hydrogeology Harmony has a surface and groundwater monitoring program, managed regionally by the central environmental department to monitor the impacts of our operations on the local water resources. Water sampling is done as per approved water sampling program for surface and groundwater, that specify type, frequency and analysis of the sampling required, i.e. surface water sample, frequency is monthly and parameters analyzed Ph, TDS, SO4, U, etc. The sampling program is aligned with the requirements of the pending Water Use License Applications submitted to DWS. Water Quality samples is collected by external consultant (Aquatico), as per the sampling program, that follow a strict sampling procedure defining the sampling protocol and quality controls required when taking a water quality sample. Attached a copy of the sampling procedure. The water analysis is done at a external SANAS accredited laboratory according to SANAS approved procedure. All water quality data is emailed in pdf format analysis certificate and captured on a water quality database. Water quality data is compared against different public water quality standards to and exceedances investigated. The water quality results is also communicated to DWS on 6 monthly basis. Harmony have a good understanding of the local geology and geohydrology through numerous geohydrological and mass transport models done over the years. 7.8 Geotechnical Data Geological exploration drilling is not typically used to gather geotechnical data – these data are gathered independently by the Geotechnical Engineer. Geotechnical issues related to underground workings are discussed in more detail in Section 13.3. Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 31 Table 7-3: Summary of Recent Tshepong North Underground Drill Holes Intersecting the Basal Reef Year Drill Hole ID Gold Value (cmg/t) Ave. Channel Width (cm) Year Drill Hole ID Gold Value (cmg/t) Ave. Channel Width (cm) 2023 GBH 8730 194 103 2023 GBH 8901 470 9 2023 GBH 8733 471 22 2023 GBH 8893 354 24 2023 GBH 8734 293 21 2023 GBH 8892 684 125 2023 GBH 8755 176 23 2023 GBH 8891 507 39 2023 GBH 8756 323 22 2023 GBH 8887 569 18 2023 GBH 8757 119 60 2023 GBH 8871A 378 13 2023 GBH 8766 49 18 2023 GBH 8864 277 16 2023 GBH 8768 668 20 2023 GBH 8851 788 10 2023 GBH 8771 649 20 2023 GBH 8806 1 073 18 2023 GBH 8775 216 17 2023 GBH 8907 1 238 10 2023 GBH 8777 56 19 2023 GBH 8898 476 17 2023 GBH 8789 261 18 2023 GBH 8895 1 931 18 2023 GBH 8818 357 24 2023 GBH 8888 87 25 2023 GBH 8748 480 16 2023 GBH 8843 242 16 2023 GBH 8628A 1 070 15 2023 GBH 8837 809 17 2023 PBH 29 324 4 2023 GBH 8836 766 18 2023 PBH 28 1 121 12 2023 GBH 8835 815 35 2023 PBH 27 5 814 24 2023 GBH 8600 1 382 21 2023 PBH 26 370 22 2023 GBH 8762 440 15 2023 PBH 25 4 409 18 2023 GBH 8657 429 20 2023 PBH 24 78 17 2023 GBH 8658 332 18 2023 PBH 23 1 029 32 2023 GBH 8668 71 17 2023 PBH 22 298 21 2023 GBH 8614 610 11 2023 PBH 21 501 45 2023 GBH 8739 124 23 2023 PBH 20 586 19 2023 GBH 8737 1 699 21 2023 PBH 19 533 13 2023 GBH 8735 227 17 2023 PBH 18 303 24 2023 GBH 8640 219 24 2023 PBH 17 19 33 2023 GBH 8729 453 26 2023 PBH 16 1 078 20 2023 GBH 8721 303 19 2023 PBH 15 1 265 23 2023 GBH 8717 3 091 21 2023 PBH 14 794 21 2023 GBH 8707 343 18 2023 PBH 13 48 24 2023 GBH 8701 198 27 2023 PBH 12 1 075 22 2023 GBH 8693 510 22 2023 PBH 11 106 17 2023 GBH 8692 366 26 2023 PBH 10 753 22 2023 GBH 8677 1 515 11 2023 PBH 8 592 19 2023 GBH 8665 329 22 2023 PBH 7 1 184 21 2023 GBH 8664 125 26 2023 PBH 3 11 20 2023 GBH 8627 1 289 16 2023 PBH 6 1 527 20 2023 GBH 8601 1 349 14 2023 PBH1 1 175 19 2023 GBH 8602 774 11 2023 GBH 8906 247 34 Technical Report Summary for Tshepong North, Free State Province, South Africa Effective Date: 30 June 2023 32

Technical Report Summary for
Tshepong North, Free State Province, South Africa

8.7 Assaying Methods and Analytical Procedures

For the period 1 January to 30 June 2023 a total of 36,516 samples were submitted for analysis of gold. Gold is analyzed by fire assay with a gravimetric finish, while uranium is analyzed by XRD. For a period ranging from 2010 up to March 2020, the development and drill hole reef samples were also assayed for uranium.

After the preparation stage the samples are packed into trays and transported to the fluxing-room. A catch weight aliquot of ±25g and a flux aliquot of ±100g is placed into a fire assay crucible and thoroughly mixed. The samples are then transferred to the ovens for the fusion process. The cupellation process is where the precious metals are collected in a lead button and then separated from the lead by means of oxidation fusion. The gold prill is then added to a nitric acid solution to dissolve the silver and thereafter the remaining gold prill is weighed to determine its mass relative to the original sample mass.

To ensure that a high standard of analysis is maintained, each step of the analytical process and procedure, including the adherence to safety standards, is checked by a supervisor.

8.8 Sampling and Assay Quality Control (“QC”) Procedures and Quality Assurance (“QA”)

The assessment of assaying accuracy and precision is carried out using certified Standard Reference Materials (“SRM”), blanks and duplicates. SRMs, blank samples and duplicate samples are added with the underground chip sample and drill hole core sample streams prior to being sent to the assay laboratory.

In addition, regular audits of the laboratory processes and facilities are conducted by mine evaluators and regional experts to monitor compliance and quality controls.

8.8.1 Standards

A range of SRMs were sourced from African Minerals Standards (“AMIS”) and inserted into the sample sequence by the logging geologist.

For analysis of surface and underground drill holes, a minimum of one gold SRM is required for every 20 drill hole samples assayed. This equates to approximately 5% of the total drill hole samples analyzed for Tshepong North, and approximately 6% for Phakisa.

Laboratory statistical control is deemed acceptable should SRMs be within two standard deviations of the recommended value. Investigative action is taken when reference materials returned exceed the standard deviation limit.

If the SRM or blank sample has been deemed to have failed, the entire batch of samples re-assayed with the failed QAQC sample having to be identified. A request must then be sent to the laboratory requesting the laboratory to repeat the assay procedure on all samples within the batch.

A second SRM or blank sample is provided to the laboratory to include with the batch of samples. Should the batch of samples fail the QAQC standards again, these samples are excluded from the sampling database (not captured in the sampling system), and the panel/drill hole will have to be resampled if necessary.

A total of 1,238 SRMs were submitted to Harmony Assay Laboratory for Tshepong between January 2022 and June 2023. The results are summarised in Table 8-1. Seventeen out of 1238 samples (0.1%) failed, and the respective sample trays deleted from the system and do not form part of model.

Table 8-1: Summary of Harmony Assay Laboratory SRM Performance for Tshepong

Quality Control Material Type	No. of Samples Submitted	No. of Failed Samples	Action Taken
AMIS0428	304	1	Failed samples were queried from the lab and re-assays were requested. If the re-assays failed the sample sheet was deleted from the system.
AMIS0455	281	4	
AMIS0460	254	2	
AMIS0685	293	2	
AMIS0694	106	8	
Total	**1 238**	**17**	

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8.8.2 Blanks

A total of 2,548 coarse blank samples were submitted to Harmony Assay Laboratory during January 2022 to June 2023 for Tshepong. The lowest detection limit at the laboratory is 0.063g/t.
Ten samples plotted outside the 3x detection limit.

Failed samples were queried from the lab and re-assays were requested. If the re-assays failed the sample sheet was deleted from the system.

8.8.3 Duplicates

For the samples analysed at Harmony Assay Laboratory during January 2022 to June 2023, results of duplicate analysis indicated correlation at lower grades. A total of 2,187 duplicate samples were analysed for Tshepong and, out of the analysis, a total of 835 samples (38%) were outside the average required mean value.

Failures were queried during the central QA/QC meetings held every six months.

8.9 Comment on Sample Preparation, Analyses and Security

In the opinion of the QP that:

- the drill core sampling method is appropriate for the mineralisation styles encountered at Tshepong North;
- all underground chip sampling is representative of the channel sampled;
- the sample preparation, security and analytical procedures followed for gold grade determination are adequate; and
- the results of the QAQC assessment have been appropriately addressed to ensure that the assay results of the primary samples are adequate for Mineral Resource estimation.

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9 Data verification

Section 229.601(b)(96) (9) (i-iii)

9.1 Databases

Tshepong North drill hole and underground channel sampling data was previously captured and stored in AuBIS electronic database. Upon acquisition of the mine, Harmony has migrated to data capture in the GMSITM system.

Geological core logging is stored using both Deswik CAD™ ("Deswik") and Datamine™ Fusion ("Datamine"). This database is protected through administration rights allocated to an authorised administrator.

9.2 Data Verification Procedures

Data verification procedures included the following:

- the drill hole database was checked against the original logs;
- the database was integrated with Deswik™ and Datamine™ software to check for missing collar coordinates, collar position and elevation errors, downhole survey errors, interval errors and duplicate sample records;
- when assay results were returned from the laboratory, they were captured into the electronic database by the Senior Evaluator and Geologist. The QC sample results were assessed for performance before the primary sample results could be used for Mineral Resource estimation;
- the primary assay results captured in the database were validated by spot checking a selection of drill holes used in the current Mineral Resource estimate; and
- the assays captured in the electronic database were checked against the original laboratory certificates.

The QP did data verification and did not identify any critical errors in the database.

9.3 Limitations to the Data Verification

Previous data has been verified through various methodologies i.e. a "post plot" of all sample points relative to the mine workings are made in order to locate any co-ordination errors. When "manual" capturing (re-digitising old assay tracings) of data occurs, there is a risk that entire sample sheets may plotted incorrectly due to the use of incorrect projections and or scales/constants. All co-ordination errors are identified and corrected.

9.4 Comment on Data Verification

The QP is of the opinion that the Tshepong drill hole and sample databases are reliable and adequate for the purposes Mineral Resource estimation.

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10.4 Commentary of Mineral Processing and Metallurgical Testing

The metallurgical test work showed the potential to upgrade the ore through HLS. Notwithstanding there being insufficient material mass of Beatrix Reef to conduct gold fire assays, the QEMSCAN data showed that there was an upgrading of the gold grains. The QEMSCAN data further showed that most gold grains are associated with the sulphides.

It is a particularly useful analysis method for determining losses of sulphides and precious metal phases to silicate-rich tails. The process efficiency was determined to have total gold recovery typically ranging c.95% - 97% and gold not dissolved, typically c.4 %.

The test work was representative of the ore being treated at Tshepong North.

The reader is referred to the Modifying Factors Section 12.2.2, respectively, which contain the recoveries used for the LOM Plans for Tshepong North. A detailed description of the processing facilities is provided in Section 14.

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11 Mineral Resource Estimate

Section 229.601(b)(96) (11) (i-vii)

The current Mineral Resources for Tshepong North have been estimated using Datamine™ Studio 3 ("Datamine") modelling software, which is linked to a customised scripting menu. This scripting menu allows for professional and easy managing of the data and building of geostatistical models.

The narrow-tabular nature of the reefs lends themselves to the estimation of grade and thickness in two-dimensional ("2D") block models, without the requirements for geological wireframes. An independent process of building a set of three-dimensional ("3D") wireframes of the structural interpretation to inform mine planning and the Mineral Reserve estimates is also undertaken.

The estimation method used for Measured Mineral Resource estimates at Tshepong North is ordinary kriging ("OK"), while simple macro kriging ("SMK") is used for Indicated and Inferred Mineral Resource estimates.

11.1 Geological Database

Tshepong North's Mineral Resource estimate is based on the surface and underground exploration data obtained up to 30 December 2023. The database was exported from the electronic database to Datamine™ modelling software.

The Basal Reef validated database contains a total of 2,198 surface and underground drill holes and 517,796 underground channel (chip) samples. The B Reef validated database contains a total of 310 surface and underground drill holes, and 50,336 underground channel (chip) samples.

11.2 Global Statistics

Histograms and statistics of the raw data are calculated for each geological domain for comparison purposes. The Coefficient of Variation ("COV"), calculated by dividing the standard deviation with the mean, gives a measure of the variability of the data. A high COV (>1) represents highly variable or highly skewed data, which may require some form of capping of extreme values to lower the COV to a more reasonable value (c.1).

The global statistics for the Basal and B reefs, reported according to geozones, are provided in Table 11-1.

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11.6 Capping

Outlying values (both for cmg/t and channel width) are calculated per domain at an optimal percentile using the "QUANTILE" process. The capping allows for meaningful Semi-Variogram modelling and avoids potential over-estimation due to extreme sample values. The capping values applied are shown in Table 11-2.

11.7 Variography

The experimental semi-variogram is a descriptive statistical diagnostic tool for spatially characterizing regionalized variables. The semi-variogram is a mathematical function that describes how the spatial continuity of the sampled attribute changes as a function of distance and orientation.

Either an isotropic or an anisotropic model can be defined, comprising a nugget variance and up to nine individual structures, although it is rarely necessary to include more than three structures. Each structure may be either spherical, power, exponential, Gaussian or De Wijsian, although spherical models are deemed adequate for Tshepong North and Phakisa. Point-support semi-variograms were modelled for closely sampled areas eventually classified as Measured Mineral Resources; 60m x 60m declustered-support semi-variograms are modelled for the Indicated Mineral Resources and 120m x 120m declustered-support semi-variograms are modelled for the Inferred Mineral Resources.

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~~The Measured Mineral Resource model is constrained using the Slope of Regression Estimation Confidence and merged with the Indicated Mineral Resource and Mineral Resource models to produce a combined kriged block model.~~

~~The channel width is estimated for all block sizes and ranges between 8cm and 34cm, averaging 18cm for Basal Reef. For B Reef, the channel width ranges between 52cm and 94cm and averages 79cm.~~

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The Measured Mineral Resource model is constrained using the Slope of Regression Estimation Confidence and merged with the Indicated Mineral Resource and Mineral Resource models to produce a combined kriged block model.

The channel width is estimated for all block sizes and ranges between 8cm and 34cm, averaging 18cm for Basal Reef. For B Reef, the channel width ranges between 52cm and 94cm and averages 79cm.

11.9 Density Assignment

The relative density currently used for tonnage calculations at Tshepong North is 2.72t/m³. Reef volume is determined by block area multiplied by the thickness estimate. The tonnage of each reef horizon is determined by multiplying the volume by the relative density.

11.10 Model Validation

The QP validated the Tshepong North Mineral Resource model using the following:

- visual comparisons with the raw drill hole data;
- comparisons of the raw drill hole data statistics with the model statistics;
- model volume; and
- visual assessment of the block model with drill hole intersections to ensure that the grades are locally honoured by the model.

The QP did not identify any critical errors in the block model.

11.11 Mineral Resource Evaluation

The Mineral Resource estimate for Tshepong North done by the QP is considered to have reasonable prospects for economic extraction. This is demonstrated by the results of the cash flow for the mines. The cut-off value for the Mineral Resources is determined at 648cmg/t, Tshepong North and 780cmg/t, Phakisa for the gold based on the economic assumptions presented in Table 11-3 at the effective date 30 June 2023. This cut-off value represents typical costs for the mining method and preliminary mining and metallurgical recovery assumptions.

Table 11-3: Harmony Economic Assumptions (30 June 2023)

Tshepong North

Description	Unit	Value
Gold price	USD/oz	1 764
FX rate	ZAR:USD	16.22
Gold price	ZAR/kg	920 000
Plant recovery factor	%	95.0
Unit cost	ZAR/t	4 075

Notes: Unit cost includes cash operating cost, royalty and ongoing development capital

The gold price was derived by the Harmony Executive Committee at Head Office. Based on a market study findings the QP agrees on pricing and considers the price to be appropriate for Mineral Resource estimation and is slightly higher than that used for estimating Mineral Reserves (USD1,582/oz). The operating costs (both mining and processing) are based on historical performance and budget.

11.12 Mineral Resource Classification and Uncertainties

The Tshepong North Mineral Resources have been classified into Measured, Indicated and Inferred categories, according to the S-K 1300 definitions. The classification is based on drill hole spacing, geological and geostatistical confidence.

For the geostatistical confidence, the Measured Mineral Resource model is constrained by the Slope of Regression Estimation Confidence, and the Indicated and Inferred Mineral Resource models are constrained by their kriging estimation parameters.

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The QP then considers if the geostatistical confidence boundaries require modification based on the geological confidence in an area. The geological confidence could include confidence in the sedimentary facies and mineralisation model, or confidence in the structural model.

The application of the classification criteria results in the following set of approximate sample spacings for each Mineral Resource category:

- 5m x 5m for Measured Mineral Resources (underground channel sampling);
- 100m x 100m for Indicated Mineral Resources; and
- 1,000m x 1,000m for Inferred Mineral Resources.

Mineral Resources are discounted by a geological loss to account for unknown but anticipated fault loss. The discounts used for the Basal Reef are between:

- 1% and 3% for Measured Mineral Resources;
- 3% and 11% for Indicated Mineral Resources; and
- 7% and 60% for Inferred Mineral Resources.

Similar information applies to the for B Reef.

Factors that may affect the Mineral Resource estimates include the following:

- gold price assumptions;
- exchange rate assumptions;
- operating and capital cost assumptions;
- gold recovery assumptions;
- geology-related risks; and
- operational risks.

11.13 Mineral Resource Estimate

The Mineral Resources for Tshepong North were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Resources have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K).

The location of the Basal Reef Mineral Resources across Tshepong North are presented in Figure 11-3. The location of the B Reef Mineral Resources is shown in Figure 11-3.

The QP compiling the Mineral Resource estimate for Tshepong North is Mr A Louw, Ore Reserve Manager at Tshepong North and employee of Harmony. The Mineral Resource estimate for Tshepong North, as at 30 June 2023, exclusive of Mineral Reserves, is summarised in Table 11-5.

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Table 12-1: Tshepong North Modifying Factors Used for Mineral Reserve Determination

Modifying Factor	Unit	Value
Relative Density	t/m3	2.72
Stoping Width	cm	118
Gully	%	8.90
Off Reef	%	4.81
Waste to Reef	%	0.80
Flushing tons	%	2.28
Discrepancy	%	5.06
Mine Call Factor	%	72.00
Plant Recover Factor	%	94.96
Mine Recover Factor	%	68.37
Plant Call Factor	%	100
Mineral Reserve cut-off	cmg/t	800

Notes: Development waste to reef, including the decline development.

12.2.3 Mineral Reserve Estimate

The Mineral Reserves for Tshepong were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K) and is in alignment with previously reporting regulations of SAMREC code 2016

The location of the Basal and B Reef Mineral Reserves are presented in Figure 11-3 and Figure 11-4.

The QP compiling the Mineral Resource estimate for Tshepong North is Mr A Louw, Ore Reserve Manager at Tshepong North and employee of Harmony.The Mineral Reserve estimate for Tshepong, as at 30 June 2023 is summarised in Table 12-2.

Table 12-2: Summary of Tshepong Mineral Reserves as at 30 June 2023 [1-5]

METRIC

Mineral Reserve Category	Tonnes (Mt)	Gold Grade (g/t)	Gold Content (kg)
Proved	2.997	4.79	14 341
Probable	0.766	5.73	4 390
Total (Proved + Probable)	**3.763**	**4.98**	**18 731**

IMPERIAL

Mineral Reserve Category	Tons (Mt)	Gold Grade (oz/t)	Gold Content (Moz)
Proved	3.303	0.140	0.461
Probable	0.845	0.167	0.141
Total (Proved + Probable)	**4.148**	**0.145**	**0.602**

Notes:
1. The Mineral Reserves were originally prepared, classified and reported according to SAMREC, 2016. For the purposes of this TRS, the Mineral Reserves have been classified in accordance with § 229.1302(d)(1)(iii)(A) (Item 1302(d)(1)(iii)(A) of Regulation S-K). The Qualified Person responsible for the estimate is Mr A Louw, who is Ore Reserve Manager at Tshepong North, and a Harmony employee.
2. Tonnes, grade, and gold content are declared as net delivered to the mills.
3. Figures are fully inclusive of all mining dilutions, gold losses and are reported as mill delivered tonnes and head grades. Metallurgical recovery factors have not been applied to the reserve figures.
4. Gold content has not taken metallurgical recovery factors into account.
5. Mineral Reserves are reported using a cut-off grade of 800cmg/t determined using a gold price of USD1,582/oz gold.

12.2.4 Mineral Reserve Reconciliation

The declared Mineral Reserve decreased from 0.771Moz as at 30 June 2022 to 0.602Moz as at 30 June 2023. Decrease mainly as a result in the increase in the cut off grade from 650cmgt to 800cmgt.

12.2 Commentary on Mineral Reserve Estimate

The declared Mineral Reserves takes into consideration all Modifying Factors, respective to the mining area. The declared Mineral Reserves are depleted to generate Tshepong North cash flows.

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The USD currency and Gold

The inverse relationship between the value of U.S. dollar (USD) and that of gold is one of the most discussed about relationships in currency markets. The U.S. Dollar (USD) is the internationally accepted currency and most of the international transactions take place in Dollar/USD equivalent. The major reason behind the relationship of gold and the USD, is that gold is used as a hedge against the adverse exchange value of the USD. As the dollar's exchange value decreases, it takes more USD to buy gold, which increases the value of gold. Two other factors linked to the USD, or the strength of the USD is inflation and interest rates. Inflation has remained high throughout 2022 and well into 2023 in the U.S. and in many other countries.

Central banks like the Fed, ECB, and BoE have already hiked rates to try and bring inflation down. Rates will continue to rise while inflation remains high. High interest rates are generally seen as a negative for gold as a non-yielding asset, though high inflation is usually seen as a positive for gold as a hedge against inflation.

16.4 Gold Price

16.4.1 Historical Gold Price

In early August 2020, the London Bullion Market Association ("LBMA") gold price reached historical highs and remained relatively high for the rest of the year (Figure 16-1).

The London Bullion Market Association (LBMA) gold price reached a record annual average price of US$1,800.09/oz in 2022. The upward trajectory continued into the first quarter of 2023 where gold prices averaged 10% higher at US$1,890.2/oz on a quarter-on-quarter basis. According to the World Gold Council's May 2023 Gold Market Commentary, "Gold prices remain rangebound, having failed to establish a foothold above the psychologically important US$2,000.00 level. It appears that over the past year, gold has been more influenced by the US dollar than on average, as well as taking its cues from the 2-year US TIP yield rather than the more commonly associated 10-year."

16.4.2 Forecast Gold Price

The minimum and maximum consensus gold price range for the year 202~~21~~22 to year 202~~5~~4 is presented in ~~Figure~~Table 16.~~2~~1. The long-term gold prices are considered from year 2025 onwards by the QP. Forecasts as advised from various financial institutions show that gold is expected to trade in a range of USD1,804/oz - USD1,901/oz, for the period 2022 to 2025 with a long-term outlook of USD1,521/oz.

The gold price forecast of ~~USD1,521/oz~~USD1,582/oz, used in the Tshepong North LOM planning cashflow, is considered conservative by the QP if corroborated against a ~~long-term broker~~ consensus gold price outlook ~~(Figure 16-2).~~of USD1,837/oz(Table 16.1).

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World Gold Council: Daily Gold Price (ZAR/Oz & USD/Oz)

Figure 16-1: Graph of Annual Gold Price History – ZAR/kg


US$/oz
2,200.00
2,100.00
2,000.00
1,900.00
1,800.00
1,700.00
1,600.00
1,500.00
1,400.00
1,300.00
1,200.00
1,100.00
1,000.00
ZAR/oz
42,000.00
40,000.00
38,000.00
36,000.00
34,000.00
32,000.00
30,000.00
28,000.00
26,000.00
24,000.00
22,000.00
20,000.00
18,000.00
9/26/2019
12/26/2019
3/26/2020
6/26/2020
9/26/2020
12/26/2020
3/26/2021
6/26/2021
9/26/2021
12/26/2021
3/26/2022
6/26/2022
9/26/2022
12/26/2022
3/26/2023
6/26/2023
US Dollar
South African Rand

Table 16-1 Consensus View of Forecast Gold Price USD/Ounce

Institutions	2022	2023	2024
World Bank: Development	1 801	1 900	1 750
BMO Capital Markets	1 802	1 925	1 750
Scotiabank	1 803	1 904	1 900
Nedbank	1 817	1 897	1 970
Fitch Solutions	1 800	1 800	1 600
S&P Global	1 804	1 889	1 889
Australian Government	1 801	1 906	1 839
TD Economics	1 802	1 985	2 000
Average	**1 804**	**1 901**	**1 837**
AVERAGE			

16.4.3 Harmony Group Gold Hedging Policy

Harmony has a hedging policy which is managed and executed at Group treasury level on-behalf of its operating entities. The key features of the hedging programme are as follows:

- the policy provides for hedging (or forward selling) up to a maximum of 20% of expected gold production for a rolling 24-month period;
- the policy has no minimum quantity that should be hedged, and if an attractive margin above cost cannot be achieved (i.e., in a low gold price environment) then no hedges are entered into;
- Harmony enters into ZAR-denominated gold hedges for its South African operations (for the non-South African assets it enters into USD-denominated hedges);
- Individual mines do not enter into hedges in their own name but delivers bullion to Rand Refinery for refining on behalf of Harmony. Rand Refinery is one of the world's largest single-site precious metals refining and smelting complex in the world. Rand Refinery refine all of Harmony's gold to at least 99.5% purity, and acting as agent, sells the gold on the daily spot London fixing price and make payment to the Harmony two days later;

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18 Capital and Operating Costs

Section 229.601(b)(96) (18) (i-ii)

Economic parameters for the Harmony Group, including capital and operating costs, are determined, and signed off by the CODM, before distribution to the business units, including Tshepong North. The capital and operating costs are reported in ZAR terms and on a real basis. Rounding of figures may result in minor computational discrepancies.

Seperate cash flows are run for LOM business plans and for Mineral Reserves as the LOM business plan can include Inferred Mineral Resources in the schedule which is excluded in the Mineral Reserve. Capital and Operating costs are aligned with the mine design, extraction schedule and estimated Gold production of the two plans.

In the case of Tshepong North Operation, certain B-Reef Inferred Mineral Resources were included during the economic assessment of the June 2023 LOM Plan. For the past 15 years, the B-Reef has drawn attention for its economic viability with focus on improving confidence in the geological model, as well as adding and upgrading Mineral Resources to replace the mining depletion and is mined as a secondary reef. The Inferred Mineral Resources included in the LOM Plan are supported by limited drilling and underground sampling, however are within close proximity to the current Proved and Probable Mineral Reserves.

The QP has identified that further geological confirmation drilling is required to improve and upgrade the Inferred Mineral Resources into Mineral Reserves. During the June 2023 Mineral Resource assessment, an exploration strategy was approved and comprised of an extensive drilling program to convert the Inferred Mineral Resources into Indicated Resources. Furthermore, as the current mining faces move towards the areas of Inferred Mineral Resources, additional stope sampling information becomes available, which pushes the estimation confidence halos into the Inferred Resource areas.

18.1 Capital Costs

The estimated capital costs for Tshepong North are reported according to costs associated with major equipment outside the main operating sections which is termed AE, infrastructure development, as well as operating capital, as presented in Table 18-1.

An average contingency of 10% is applied where the capital cost estimates have a level of uncertainty, for example, where a capital project is an isolated occurrence. Where the capital cost estimates have a reasonable basis, there is no contingency applied. The estimated capital costs are carried forward and modelled in the Tshepong North cash flow.

18.2 Operating Costs

A summary of the direct and indirect operating costs for Tshepong North as per LOM 2024 are presented in Table 18-2. Operating costs are based on historic performance while applying any changes expected within the new financial year (such as electricity requirements, increased/decreased labour) and are used as an input into the Tshepong North' cash flow model.

18.3 Comment on Capital and Operating Costs

The capital and operating cost estimates for Tshepong North are based on actual historical data, as well as budget forecasts. Therefore, the forecasted costs are reliable, and at minimum meet the confidence levels of a Pre-Feasibility Study. This approach of estimating capital and operating costs is consistent with industry practice. A record of the forecast and budget costs is maintained by the operation, allowing for an assessment of the alignment of the forecast and actual costs.

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Table 18-1: Summary of Capital Cost Estimate for Tshepong North

Capital Cost Element (ZAR'000s)	Total LOM (FY2024 - FY2030)	Mineral Reserves (FY2024 - FY2030)
AE	155 828	155 828
Shaft Projects	65 404	65 404
Major Projects	55 635	55 635
Total	**276 867**	**276 867**
OCD	1 268 339	899 781 ~~1 268 339~~
Total (including OCD)	**1 545 206**	1 176 648 ~~1 545 206~~

Table 18-2: Summary of Operating Cost Estimate for Tshepong North

~~Operating Cost Element (ZAR'000)~~	~~Total LOM (FY2023 - FY2030)~~	~~Reserves (FY2023 - FY2030)~~
~~Mining~~	~~13 773 029~~	~~13 773 029~~
~~Services~~	~~4 060 125~~	~~4 060 125~~
~~Medical Hub / Station~~	~~768 026~~	~~768 026~~
~~Engineering~~	~~12 058 587~~	~~12 058 587~~
~~Total Direct Costs~~	**~~30 659 766~~**	**~~30 659 766~~**
~~Mine Overheads~~	~~1 580 186~~	~~1 580 186~~
~~Royalties~~	~~427 725~~	~~427 725~~
~~Ongoing Capex~~	~~1 268 339~~	~~1 268 339~~
~~Total Cost~~	**~~33 936 016~~**	**~~33 936 016~~**

Operating Cost Element (ZAR'000)	Total LOM (FY2024 - FY2030)	Mineral Reserves (FY2024 - FY2030)
Wages - Payroll 1	3 508 543	2 680 951
Wages - Payroll 2	5 380 550	4 224 181
Stores and Materials	2 893 397	2 234 845
Electric Power and Water	3 197 141	2 386 813
Outside Contractors	1 209 572	992 963
Other	650 452	385 689
Direct Costs	**16 839 655**	**12 905 442**
Refining charge allocation	52 971	37 728
Assay cost allocation	89 200	64 508
Hostel cost allocation	(141 131)	(80 031)
Treatment cost allocation	887 713	643 299
Rail transport allocation	47 939	34 668
Sampling Cost Allocation	783	566
Re-allocated costs	**937 475**	**700 737**
Mine Overheads Re-allocated	832 729	631 007
Total	**18 609 859**	**14 237 186**

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19 Economic Analysis

Section 229.601(b)(96) (19) (i-iv)

19.1 Key Economic Assumptions and Parameters

The QP and CODM forms, reviews, signs-off and distributes economic assumptions to its various business units. On an annual basis, during the period October to November, long-term commodity prices and exchange rates forecasts', are received from various financial institutions. In addition, a specialist in Economics from a reputable economics company based in South Africa, provides expert views on the global markets, forward looking commodity prices, exchange rates, consumer price index, production price index, electricity cost and consumable increases. All factors are analysed, cognisance is taken of the requirements of the NYSE and JSE markets, and a proposal is presented to the CODM for recommendation and approval. These assumptions are then applied at Tshepong North, along with specific operational considerations.

19.1.1 Gold Price

The forecast gold price (USD1,582/oz) is the price that is used by Harmony for the Tshepong North annual planning cycle and forms the basis for the spot gold price assumptions used in the Tshepong North cashflow. The reader is referred to Figure 16-2 for the consensus forecast gold price. The conversions used in the calculation of the various gold prices is presented in Table 19-1.

The gold price forecast of ZAR825,000/kg (USD1,582/oz and ZAR:USD exchange rate forecast of R16.22/US$), used in the Tshepong North LOM and Mineral Reserve cash flows, is considered conservative by the QP if corroborated against a consensus view on gold price outlook of ZAR1,064,868/kg (USD1,837/oz and ZAR:USD exchange rate forecast of R18.03/US$).(Table 19-3A and Table 19-3B).

Table 19-1: Conversions Used in Gold Price Calculations

Economic Factors	Gold Price (USD/ oz)	Conversion Factor (oz/kg)	Exchange Rate (ZAR:USD)	Gold Price (ZAR/ kg)
2023 Mineral Resource	1 764	32.15	16.22	920 000
2023 Mineral Reserve	1 582	32.15	16.22	825 000
~~2024 gold price forecast[1]~~	~~1 582~~	~~32.15~~	~~16.22~~	~~825 000~~

Notes: 1. The ~~forecast~~QP used a conservative gold price ~~as used in the Tshepong North~~of ZAR825 000/kg for Mineral Reserve cut-off calculations, Mineral Reserve and LOM cash ~~flow.~~flow estimates

19.1.2 Exchange Rate

The South African Rand (ZAR) depreciated significantly since the start of 2023 to average at R17.75/US$ during the first quarter of 2023, 0.7% weaker compared to an average of R17.63/US$ recorded during the last quarter of 2022. Moving onto the second quarter of 2023, the South African Rand depreciated further by 5.2% to average at R18.67/US$ on a quarter-on-quarter basis.

The trade of the South African Rand (ZAR) to the U.S. Dollar (USD) is an important trade, as further weakness in ZAR can be expected in the medium term, after recent comments by Federal Reserve Chairman Jerome Powell alluded to further interest rate hikes to curb inflation, giving the USD further upside against the Rand.

Recent levels of the Rand (ZAR), which had seen the local currency appreciate by more than 4% against the USD, since the start of June 2023, making it the second-best-performing emerging market currency over this period and in recent trades.

The ~~proposed~~ spot exchange rate of 16.22 ZAR:USD is the exchange rate that is used by Harmony for the annual planning cycle and forms the basis for the ZAR:USD exchange rate ~~assumptions used~~ in the company LOM and Mineral Reserve cashflow.

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Table 19-2: ZAR:USD Exchange Rate Performance (June 201920 – June 202223)

Period	Average Exchange Rate (ZAR:USD)
July 2020 to June 2021	15.43
July 2021 to June 2022	15.21
July 2022 to June 2023	17.77
3-Year Ave. (not weighted)	**16.14**

19.1.3 Royalties

Royalty is an expense paid to the government of South Africa and is accounted for in the Tshepong North cash flow models. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately, and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

Figure 19-1: Graph of Consensus ZAR : USD Exchange Rate Forecast

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Exchange Rate (ZAR:USD)
Organisaiton
ABSA
CITI Bank (Analyst)
ETSA (qtrly)
Goldman Sachs
HSBC
Investec
JP Morgan
Nedbank
Nedbank (ETSA)
Reuters median
RMB
Standard Bank
Std Chartered Bank
UBS
Min (ZAR:USD)
Max (ZAR:USD)
Longterm (ZAR:USD)


R/US$
Annual % Movement
Forecast (ETSA)
8.21
9.65
10.85
12.75
14.72
13.32
13.24
14.45
16.47
14.78
16.41
17.77
18.37
ZAR/US Dollar
Percentage Movement

Table 19-3A Consensus ZAR : USD Exchange Rate Forecast

Institutions	2022	2023	2024
Nedbank	16.38	18.29	17.27
Investec	–	18.20	17.65
FNB	16.40	18.80	18.00
PWC	16.37	18.20	18.70
IDC	16.36	18.50	18.51
Average	**16.38**	**18.40**	**18.03**

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Table 19-3B: Average Gold Price in ZAR/kg based on the Consensus Averages

Items	2022	2023	2024
Average Consensus Exchange Rate (ZAR:USD)	16.38	18.4	18.03
Average Consensus Gold Price USD/Ounce	1 804	1 901	1 837
Average Consensus Gold Price ZAR/Ounce	29 550	34 978	33 121
Average Gold Price ZAR/Kg	950 038	1 124 581	1 064 868

19.1.4 Taxes

Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. Of that, 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate (33%) than non-mining income (27%). Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed against future mining taxable income.

19.1.5 Summary

The key assumptions used in the cash flow are summarised for Tshepong North in Table 19-33C.

Table 19-33C: Key Economic Assumptions and Parameters for Tshepong North Cash Flow

Parameter	Unit	Value LOM	Value Mineral Reserve
Production Rate	tpm	63 999.00	63 999.00
Gold Recovery	%	94.96	94.96
Royalty	% of xx	0,05	0,05
Tax Rate	%	Formula	Formula
Gold Price	ZAR/kg	825 000	825 000
Exchange Rate	USD:ZAR	Variable16.22	16.22
Discount Rate	%	9,00	0.00

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19.2 Economic Analysis

Harmony's respective business units and its associated operating sites consider the economic assumptions discussed in Section 19.1 during their respective planning and analysis processes. The past year's average gold price is used for testing purposes. A gold price of ZAR825,000/kg is used for forecasting the revenue of the Tshepong North LOM cash flows (Table 19-14A).

The discounted cash flow model is used to calculate the Net Present Value ("NPV") of the LOM investments. The NPV for the spot metal price, for Tshepong North LOM is approximately ZAR -123.958 Ml, at a discount rate of 9%. At a ZERO discount rate the Cash flow is positive at ZAR 8.435Ml

The contribution for Reserves is ZAR-894Ml cash negative at a gold price of ZAR825,000/kg (Table 19-4B). Sensitivities were done on commodity price and costs. A 10% upside change on the forward looking long term gold price results into a ZAR 566Ml positive cash flow at a gold price of ZAR907,500/kg (Table 19-5B). This is considered conservative by the QP if corroborated against a consensus view on gold price outlook of ZAR1,064,868/kg (USD1,837/oz and ZAR:USD exchange rate forecast of R18.03/US$).

The NPV is calculated on a cash flow that accounts for factors such as:

- mining and ore processing working costs;
- royalty payments;
- capital costs, including costs allocated to ongoing development;
- any significant project work considered as major projects; and
- costs deemed as abnormal expenditure.

19.3 Sensitivity Analysis

The economic assumptions, cash flow breakdown and economic analysis contribute to the basis for the sensitivity analysis. The sensitivities are calculated and analysed, as shown in the accompanying Table 19-5~~,~~A&B and Table 19-6 ~~and Table 19-7~~A&B.

Harmony has reviewed its exposure in terms of South Africa's political instability, the COVID-19 pandemic, the currency exchange rate, and the gold price, on its financial assets and financial liabilities, and has determined the sensitivities for a ±10% variance. Management considers this range to be a reasonable change given the volatility in the market.

The sensitivity analysis is completed for the LOM plan and Mineral Reserves for variations in commodity price (ZAR/kg)~~;~~ and total operating costs, which include capital costs and royalties paid (ZAR)~~; and a combined analysis considering variations in commodity price, total operating costs, and changes in production.~~. Capital investments in Tshepong North are relatively low and not expected to have any significant impact on the NPV and therefore not included in a sensitivity analysis. The base case in the analysis below is the economic results emanating from the LOM plan and Mineral Reserves(Table 19-~~4~~4A&B).

The sensitivity analysis (Table 19-5A&B and Table 19-6A&B) is based on a change in a single assumption while holding all other assumptions constant. In practice, this is unlikely to occur, as risks and/or opportunities will have an impact on the cash flows, and changes in some of these assumptions may be correlated. The insights that can be provided by this sensitivity analysis is that Tshepong North is ~~most~~almost equally sensitive to changes in the gold ~~price, closely followed by~~price (ZAR/kg), as to changes in ~~costs.~~ total operating costs (ZAR).

The impact of one or a combination of risks and opportunities occurring at the same time cannot be specifically quantified so an analysis considering multi-parameters is not considered. ~~In this way the general risks, with the aid of the sensitivity table (Table 19-7) are adequately covered. The sensitivity analysis considering the 3 variations of gold price (ZAR/kg), operating costs (ZAR) and variation in production (kg Au) show that the lowering of working costs, improvement in productivity and the benefits of a higher gold price can have positive impacts on the Tshepong North Mine.~~

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Table 19-4A: Tshepong North LOM Cash Flow ~~(LoM)~~

Item	Units	LOM Total	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030
Mining advance	m^2	**1 324 881**	193 473	193 635	193 557	193 539	194 301	194 277	162 099
Total OCD	m	**27 733**	5 964	5 368	5 915	5 727	3 118	1 312	329
Milled tons	t '000	**5 134**	739	755	759	756	754	753	617
		~~**4 870**~~	~~710~~	~~710~~	~~720~~	~~710~~	~~710~~	~~710~~	~~590~~
Yield	g/t	~~**5.802**~~ **4,83**	~~4.67~~ 4,67	~~4.73~~ 4,73	~~4.95~~ 4,95	~~4.84~~ 4,84	~~4.93~~ 4,93	~~4.80~~ 4,80	~~4.88~~ 4,88
Gold recovered	kg	**24 789**	3 455	3 569	3 757	3 662	3 722	3 610	3 013
Revenue	ZAR'000	**20 451 163**	2 850 775	2 944 673	3 099 147	3 021 299	3 070 752	2 978 389	2 486 130
Total operating costs	ZAR'000	**18 609 859**	2 739 803	2 724 031	2 737 169	2 727 321	2 681 127	2 647 763	2 352 645
Capital (including OCD)	ZAR'000	**1 646 983**	421 553	326 232	332 231	303 825	173 654	78 428	11 060
Royalty	ZAR'000	**185 886**	14 254	14 723	15 496	15 106	41 173	48 522	36 612
Total costs (including capital and royalty)	ZAR'000	**20 442 728**	3 175 609	3 064 987	3 084 896	3 046 252	2 895 953	2 774 713	2 400 317
Profit (after OCD and capital)	ZAR'000	**8 435**	-324 834	-120 314	14 250	-24 954	174 799	203 676	85 813
NPV - (low discount rate - 9%)	@9%	**-123 958**							
NPV - (medium discount rate - 12%)	@12%	**-150 469**							
NPV - (high discount rate - 15%)	@15%	**-171 116**							

Table 19-4B: Tshepong North Cash Flow (Reserves)

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Item	Units	LOM Total	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030
Mining advance	m^2	972 929 ~~1 324 881~~	193 473	190 313 ~~193 635~~	142 167 ~~193 557~~	123 119 ~~193 539~~	120 005 ~~194 301~~	115 839 ~~194 277~~	88 014 ~~162 099~~
Total OCD	m	16 927 ~~27 733~~	4 815 ~~5 964~~	3 909 ~~5 368~~	3 143 ~~5 915~~	2 785 ~~5 727~~	1 284 ~~3 118~~	687 ~~1 312~~	304 329
Milled tons	t '000	3 763 ~~4 870~~	744 ~~710~~	740 ~~710~~	555 ~~720~~	479 ~~710~~	463 ~~710~~	446 ~~710~~	338 ~~590~~
Yield	g/t	~~5.802~~ 4,73	~~4.67~~ 4,90	~~4.73~~ 4,83	~~4.95~~ 4,90	~~4.84~~ 4,66	~~4.93~~ 4,52	~~4.80~~ 4,24	~~4.88~~ 4,84
Gold recovered	kg	17 787 ~~24 789~~	3 646 ~~3 455~~	3 573 ~~3 569~~	2 719 ~~3 757~~	2 231 ~~3 662~~	2 091 ~~3 722~~	1 891 ~~3 610~~	1 635 ~~3 013~~
Revenue	ZAR'000	14 674 107 ~~20 451~~	3 008 328 ~~2 851~~	2 947 812 ~~2 945~~	2 243 490 ~~3 099~~	1 840 176 ~~3 021~~	1 725 442 ~~3 071~~	1 560 290 ~~2 978~~	1 348 569 ~~2 486~~
Total operating costs	ZAR'000	14 237 186 ~~18 610~~	2 801 253 ~~2 740~~	2 776 262 ~~2 724~~	2 099 253 ~~2 737~~	1 811 129 ~~2 727~~	1 751 984 ~~2 681~~	1 685 807 ~~2 648~~	1 311 498 ~~2 353~~
Capital (including OCD)	ZAR'000	1 257 564 ~~1 647~~	374 961 ~~422~~	267 145 ~~326~~	234 574 ~~332~~	206 271 ~~304~~	111 129 ~~174~~	57 701 ~~78~~	5 783 ~~11~~
Royalty	ZAR'000	97 827 ~~186~~	20 056 ~~14~~	19 652 ~~15~~	14 957 ~~15~~	12 268 ~~15~~	11 503 ~~41~~	10 402 ~~49~~	8 990 ~~37~~
Total costs (including capital and royalty)	ZAR'000	15 592 578 ~~20 443~~	3 196 270 ~~3 176~~	3 063 059 ~~3 065~~	2 348 784 ~~3 085~~	2 029 667 ~~3 046~~	1 874 616 ~~2 896~~	1 753 910 ~~2 775~~	1 326 271 ~~2 400~~
Profit (after OCD and capital)	ZAR'000	(894 013) ~~8~~	(182 928) ~~(325)~~	(110 334) ~~(120)~~	(101 555) ~~14~~	(186 425) ~~(25)~~	(146 298) ~~175~~	(191 019) ~~204~~	24 546 ~~86~~
NPV - (low discount rate - 9%)	@9%	(666 732) ~~(123 958)~~							
NPV - (medium discount rate - 12%)	@12%	(610 734) ~~(150 469)~~							
NPV - (high discount rate - 15%)	@15%	(561 951) ~~(171 116)~~							

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Table 19-5A: Gold Price Sensitivity Analysis (~~LoM~~LOM)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR'000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	24 789	907 500	22 496 279	20 442 728	2 053 551	1 351 944
5%	24 789	866 250	21 473 721	20 442 728	1 030 993	613 993
LOM plan	24 789	825 000	20 451 163	20 442 728	8 435	(123 958)
-5%	24 789	783 750	19 428 605	20 442 728	(1 014 123)	(861 910)
-10%	24 789	742 500	18 406 047	20 442 728	(2 036 681)	(1 599 861)

Table 19-5~~A~~B: Gold Price Sensitivity Analysis (Mineral Reserves)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR'000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	17 787 ~~24 789~~	907 500	16 141 518 ~~22 496 279~~	15 568 121 ~~20 442 728~~	566 060 ~~2 053 551~~	434 389 ~~1 351 944~~
5%	17 787 ~~24 789~~	866 250	15 407 813 ~~21 473 721~~	15 568 121 ~~20 442 728~~	(163 977) ~~1 030 993~~	(116 171) ~~613 993~~
~~LOM plan~~Reserves	17 787 ~~24 789~~	825 000	14 674 107 ~~20 451 163~~	15 568 121 ~~20 442 728~~	(894 013) ~~8 435~~	(666 732) ~~(123 958)~~
-5%	17 787 ~~24 789~~	783 750	13 940 402 ~~19 428 605~~	15 568 121 ~~20 442 728~~	(1 624 050) ~~(1 014 123)~~	(1 217 292) ~~(861 910)~~
-10%	17 787 ~~24 789~~	742 500	13 206 697 ~~18 406 047~~	15 568 121 ~~20 442 728~~	(2 354 087) ~~(2 036 681)~~	(1 767 853) ~~(1 599 861)~~

Table 19-6A: Total Operating Cost Sensitivity Analysis (LOM)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR'000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	24 789	825 000	20 451 163	23 542 028	(3 090 865)	(2 274 939)
5%	24 789	825 000	20 451 163	21 992 378	(1 541 215)	(1 199 449)
LOM plan	24 789	825 000	20 451 163	20 442 728	8 435	(123 958)
-5%	24 789	825 000	20 451 163	18 618 507	1 832 656	1 173 068
-10%	24 789	825 000	20 451 163	17 343 428	3 107 735	2 027 023

Table 19-6B: Total Operating Cost Sensitivity Analysis (Mineral Reserves)

Sensitivity (%)	Production (kg)	Gold Price (ZAR/kg)	Revenue (ZAR'000)	Operating Cost (ZAR'000)	Profit / Loss (ZAR'000)	NPV 9% (ZAR'000)
10%	17 787	825 000	14 674 107	17 124 933	(2 450 825)	(1 840 059)
	~~24 789~~		~~20 451 163~~	~~23 542 028~~	~~(3 090 865)~~	~~(2 274 939)~~
5%	17 787	825 000	14 674 107	16 346 527	(1 672 419)	(1 253 396)
	~~24 789~~		~~20 451 163~~	~~21 992 378~~	~~(1 541 215)~~	~~(1 199 449)~~
~~LOM plan~~Reserves	17 787	825 000	14 674 107	15 568 121	(894 013)	(666 732)
	~~24 789~~		~~20 451 163~~	~~20 442 728~~	~~8 435~~	~~(123 958)~~
-5%	17 787	825 000	14 674 107	14 789 715	(115 607)	(80 068)
	~~24 789~~		~~20 451 163~~	~~18 618 507~~	~~1 832 656~~	~~1 173 068~~
-10%	17 787	825 000	14 674 107	14 011 309	662 799	506 596
	~~24 789~~		~~20 451 163~~	~~17 343 428~~	~~3 107 735~~	~~2 027 023~~

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To successfully operate a mining operation in South Africa the state requires compliance with applicable environmental laws, regulations, permits and standards. Tshepong North adheres to said compliance and regulatory standards and have, in addition, implemented an Environmental Management System in line with the ISO 14001.

As part of Harmony, Tshepong North conducts its operations based on policies and systems that are aligned to its corporate sustainable development framework. This is guided by the principles of the framework from the International Council on Mining and Metals or the UN Global Compact. Harmony discloses its sustainable development voluntarily in accordance with the guidelines issued by the Global Reporting Initiative. Further to this, Harmony discloses environmental information on the Carbon Disclosure Project for both climate change and water.

Harmony has a good understanding of the environmental and social aspects through baseline and specialist studies previously conducted. Risk management and mitigation measures were adequately addressed in the environmental management plans. Most of the required environmental authorisations are in place and only require amendments to be made to reflect the current infrastructure at Tshepong North. Based on current industry norms, a realistic timeframe to obtain relevant authorisations is estimated between 12 and 18 months.

One of the ways Harmony aims to grow and develop the people and assets and provide sustainable value to all stakeholders is through economic regeneration.

The ~~economics of~~NPV for the LOM spot metal price, for Tshepong North is ~~based on the discounted cash flow model, with~~approximately ZAR -123.958 Ml, at a discount rate of 9%. The LOM NPV at 0 % discount is approximately ZAR 8.435 Ml,

The contribution for Reserves is ZAR -894Ml cash negative at a ~~metal~~gold price of ZAR825,000/kg. ~~The NPV for~~Sensitivities were done on commodity price and costs. Considering a 10% upside in the ~~metal price, is ZAR-123,958Ml,~~commodity price sensitivity on the forward looking long term gold price this results into a ZAR 566Ml positive cash flow at a ~~discount~~gold price of ZAR907,500/kg. This is considered conservative by the QP if corroborated against a consensus view on gold price outlook of ZAR1,064,868/kg (USD1,837/oz and ZAR:USD exchange rate forecast of ~~9%.~~ R18.03/US$) and in the opinion of the QP the Tshepong North pre-feasibility study demonstrates economic viability in support of a disclosure of a mineral reserve.

The NPV is calculated on cash flow taking into account factors such as: capital and operating costs; and royalties. The capital and operating cost estimates for Tshepong North are based on historical data, as well as budget forecasts. This estimation technique allows for the forecast and actual costs to be aligned.

Royalties and taxes are paid to the South African government and accounted for in the Tshepong North cash flow and NPV analysis. There are also specific tax relief benefits that apply to gold mining companies, where 5% of total revenue is exempt from taxation, amongst other benefits. In addition, in response to challenges faced by companies during the COVID-19 pandemic, the government have implemented various stimulus packages to provide some tax relief to companies.

The economics of Tshepong North are tested for its sensitivity to commodity price (ZAR/kg)~~,~~ and operating costs (ZAR) ~~gold production (kg)~~. The insights provided by the sensitivity analysis is that Tshepong North is ~~most~~almost equally sensitive to changes in the gold price (ZAR/kg), ~~closely followed by~~as to changes in total operating costs (ZAR).

This TRS was prepared by a team of experienced professionals. The TRS provides a summary of the material scientific and technical information concerning the mineral exploration, Mineral Resources, Mineral Reserves, and associated production activities of the mineral asset, including references to the valuation for Tshepong North. Each QP was responsible for specific sections of this TRS which they have personally supervised and reviewed. This TRS contains the expression of the QP opinions, based on the information available at the time of preparation.

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23 Recommendations

Section 229.601(b)(96) (23)

The gold output can be optimised through improvement of quality of mining and this will result in achieving planned shaft call factor. This impact will be realised through our currently implemented Business Initiative programme that will look at driving quality of mining through measures such as in-stope water controls and better fragmentation during blasting to contain the gold.

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